Exhibit 99.3

voxeljet AG

Augsburg

ISIN DE000A1X3WJ5 / WKN A1X3WJ,

ISIN DE000A11QLW9  / WKN A11 QLW
(regarding new shares of voxeljet AG issued in April 2014),

ISIN US92912L1070 / WKN A1W556
(regarding American Depositary Receipts representing shares of voxeljet AG)

This notification is not a public offer. It is addressed exclusively to the existing shareholders of voxeljet AG.

Publication according to sec. 186 para. 2 phrase 2 AktG

On March 28, 2014, the management board resolved with approval of the supervisory board of March 28, 2014 to increase the Company’s share capital using the authorized capital according to § 5 of the articles of association of voxeljet AG by issuance of up to 1,560,000 new registered shares with no par value against cash contribution.

On April 4, 2014, the management board resolved with approval by the supervisory board to complete the capital increase in the amount of EUR 600,000.00. Accordingly, the Company’s share capital in the amount of EUR 3,120,000.00 was increased by EUR 600,000.00 to EUR 3,720,000.00 by issuance of 600,000 new registered shares with no par value with a stake in the share capital of EUR 1.00 each and with unlimited profit participation right as of January 1, 2014 (the “New Shares”). All New Shares were subscribed by Citigroup Global Markets Limited with the obligation to offer these to the shareholders for subscription pro rata to their current stake in the share capital. The respective capital increase was registered in the commercial register of the Company on April 10, 2014.

On the basis of the results of the bookbuilding procedure which was made according to the subscription offer published on March 28, 2014, the subscription price for subscription of the New Shares by the shareholders during the subscription period was fixed at a price of

EUR 54.0895.

The subscription ratio is 52:10. The subscription right is excluded with regard to fractional amounts. The subscription price and the subscription ratio will be published on the Company’s website.

The subscription period terminates at the end of April 14, 2014 (24:00).

Please note the further details published in the subscription offer of March 28, 2014.

Friedberg, April 11, 2014

voxeljet AG

The Management Board